UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.                General Identifying Information

1. Reasons fund is applying to deregister (check only one; for descriptions, see Instruction I above):

                  [X] Merger

[ ]               Liquidation

[ ]               Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]               Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                Name of fund:  Kemper Horizon Fund

3.                Securities and Exchange Commission File No.: 811-07365

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X]      Initial Application                [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  222 South Riverside Plaza
                  Chicago, Illinois 60606

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Joseph R. Fleming
                  Dechert
                  Ten Post Office Square - South
                  Boston, Massachusetts 02109-4603
                  (617) 728-7100




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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Zurich Scudder Investments, Inc.
         Two International Place
         Boston, Massachusetts 02110-4103
         (617) 295-1000

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Zurich Scudder Investments, Inc. (formerly Scudder Kemper Investments, Inc.)
         345 Park Avenue
         New York, New York 10154-0010

         Zurich Kemper Investments, Inc.
         222 South Riverside Plaza
         Chicago, Illinois 60606

         Zurich Kemper Value Advisors, Inc.
         280 Park Avenue, 40th Floor
         New York, New York 10017

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Kemper Distributors, Inc.
         222 South Riverside Plaza
         Chicago, Illinois 60606



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13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]      Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-
                                 --------------------

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]     No

                  If Yes, state the date on which the board vote took place:
                  November 29, 2000

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration.

                  [X]      Yes      [ ]     No

                  If Yes, state the date on which the shareholder vote took place: May 24, 2001

                  If No, explain:

II.      Distributions to shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

         (a) If Yes, list the date(s) on which the fund made those distributions: June 11, 2001

         (b) Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]     No


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     (c)  Were the distributions made pro rata based on share ownership?

               [X]      Yes      [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]      Yes      [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]        Yes      [ ]      No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]      Yes      [ ]      No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]       Yes      [X]      No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]       Yes      [X]      No



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         If Yes,

         (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

             [ ]     Yes      [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]         Yes      [X]      No

     If Yes,

     (a) Describe the type and amount of each debt or other liabilities:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Events(s) Leading to Request for Deregistration

22.  (a)      List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)   Legal expenses: $162,521

              (ii)  Accounting expenses: $88,073

              (iii) Other expenses (list and identify separately): printing, solicitation and related expenses: $682,681

              (iv)  Total expenses (sum of lines (i)-(iii) above): $933,275

     (b)  How were those expenses allocated?

          See answer to (c) below.

     (c)  Who paid those expenses?

          Kemper Total Return Fund paid $147,608 in legal expenses; $79,994 in accounting expenses; and $542,085 in printing, solicitation and related expenses. This totaled $769,687. Pursuant to an agreement with Zurich Scudder Investments, Inc. to limit expenses of the merger, Kemper Total Return Fund paid $200,322 and Zurich Scudder Investments, Inc. paid $569,365.



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          Kemper Horizon 5+ Portfolio paid $2,443 in legal expenses; $1,323 in accounting expenses; and $28,504 in printing, solicitation and related expenses. This totaled $32,270. Pursuant to an agreement with Zurich Scudder Investments, Inc. to limit expenses of the merger, Kemper Horizon 5+ Portfolio paid $31,530 and Zurich Scudder Investments, Inc. paid $740.

          Kemper Horizon 10+ Portfolio paid $5,493 in legal expenses; $2,976 in accounting expenses; and $50,325 in printing, solicitation and related expenses. This totaled $58,794. Pursuant to an agreement with Zurich Scudder Investments, Inc. to limit expenses of the merger, Kemper Horizon 10+ Portfolio paid $57,977 and Zurich Scudder Investments, Inc. paid $817.

          Kemper Horizon 20+ Portfolio paid $6,977 in legal expenses; $3,780 in accounting expenses; and $61,767 in printing, solicitation and related expenses. This totaled $72,524. Pursuant to an agreement with Zurich Scudder Investments, Inc. to limit expenses of the merger, Kemper Horizon 20+ Portfolio paid $72,194 and Zurich Scudder Investments, Inc. paid $330.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

     [ ]       Yes      [X]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

      [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]         Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)      State the name of the fund surviving the Merger:




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     Scudder Total Return Fund (formerly Kemper Total Return Fund).

(b)  State the Investment Company Act file number of the fund surviving the
     Merger:

     811-01236

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     File No.: 333-51378
     Form Type: 497
     Date Filed: March 23, 2001

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Kemper Horizon Fund, (ii) she is the Assistant Secretary of Kemper Horizon Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Date:    November 21, 2001
                                  /s/ Caroline Pearson
                                  ----------------------------------------

                                  Caroline Pearson
                                  Assistant Secretary